HEY, AMATEUR!

Subject   You Helped Us Grow — Now Own a Piece of BackerKit

Hi Shelly,

Max here, co-founder of BackerKit. Hope you're well. I'm reaching out to you personally because without you there would be no BackerKit.

Thanks to creators like you, **BackerKit Crowdfunding is now the fastest growing product line** in our 12-year history.

Pledge volume has spiked by **2.8x** and project launches grew by **4x** year over year. One of our most explosive growth areas is our latest industry-first innovation: **Collab-Funding** enables creators to launch projects together to amplify reach and returns – and it's grown **10x** year over year in creator acquisition.

As we continue disrupting crowdfunding and expanding the market, **we want you to be a part of what's next.**

We're raising an equity crowdfunding investment round to fuel the next stage of BackerKit's growth and keep crowdfunding creator-focused. Unlike rewards-based crowdfunding that BackerKit powers, equity crowdfunding is different because it allows investors to own a piece of the company.

This round will help us to scale even faster and continue innovating alongside our creators. For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

We believe crowdfunding should work better, and we're building the future to make that happen.

If you believe in a better future for crowdfunding, now's the time to join us.

📩 Sign up now for first access

- Max

Max Salzberg
CEO - BackerKit
p: (203) 451-3600
email: max@backerkit.com
1600 Bryant St #411447, San Francisco, CA 94141